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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68631

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Morgan Creek Capital Distributors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Park Avenue, 28th Floor
(No. and Street)

New York (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Forstl 212-692-8660
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name — if individual, state last, first, middle name)

529 Fifth Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

SEC Mail Processing Section
FEB 29 2016
Washington DC
413

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Forstl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Morgan Creek Capital Distributors, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.



Signature

Senior Managing Director

Title



YEHUDAH A BISS
Notary Public - State of New York
NO. 01BI6304046
Qualified in New York County
My Commission Expires May 19, 2018

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statement



CITRINCOOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Morgan Creek Capital Distributors, LLC

We have audited the accompanying statement of financial condition of Morgan Creek Capital Distributors, LLC as of December 31, 2015. This financial statement is the responsibility of Morgan Creek Capital Distributors, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Morgan Creek Capital Distributors, LLC as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.



CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 26, 2016

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004
CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

Morgan Creek Capital Distributors, LLC

Statement of Financial Condition

December 31,		2015
Assets		
Cash	$	1,132,470
Accounts receivable		37,401
Due from related party		296,798
Prepaid and other assets		45,624
Investments in general partner interests		4,531
Total Assets	$	1,516,824
Liabilities and Members' Equity		
Accrued commissions payable	$	315,853
Accrued compensation and benefits		9,532
Accounts payable and accrued expenses		36,653
Due to related party		21,644
Total Liabilities		383,682
Commitments (Note 4)		
Members' Equity		1,133,142
Total Liabilities and Members' Equity	$	1,516,824

The accompanying notes are an integral part of this financial statement

1. Summary of Business Activities and Significant Accounting Policies

Morgan Creek Capital Distributors, LLC (the "Company") is a limited liability company formed in the State of Delaware. The Company is a registered broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. The Company was formed on February 12, 2010 and commenced operations as a registered broker-dealer upon receipt of its membership agreement with FINRA on February 8, 2011. The Company was previously called Town Hall Capital, LLC from its inception until October 2015.

Morgan Creek Capital Management, LLC ("Morgan Creek") is the majority owner of the Company. Prior to September 30, 2015, Town Hall Holdings, LLC, a majority owned subsidiary of Morgan Creek, owned the Company.

The Company serves as the distributor for a Morgan Creek-sponsored closed-end registered investment company. It also serves as a placement agent raising capital primarily from investors in other Morgan Creek-sponsored funds, including private equity funds and private equity fund of funds (collectively, "Private Equity Funds"), and hedge funds and hedge fund of funds (collectively "Hedge Funds") and registered funds.

Basis of Presentation

The accompanying financial statement has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of a financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statement and disclosures made in the accompanying notes. Actual results could differ from those estimates and those differences could be material.

New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued a new accounting standard, Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers*. The standard provides a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. Its core principle is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued Accounting Standards Update 2015-14, *Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date*, which defers the effective date of ASC 606 by one year. With this deferral, ASC 606 is effective for annual reporting periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019, for nonpublic entities. Earlier application is permitted for nonpublic entities; however, adoption can be no earlier than periods beginning after December 15, 2017. The Company is currently evaluating this new update and the impact of adopting this new standard.

Cash

Cash represents balances held in demand accounts at financial institutions and, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The Company maintains bank accounts at financial institutions; although these financial institutions may have credit risk, the Company has not experienced any losses to date.

Compensated Absences

Employee vacation is accrued when it is earned by employees. No provision is recorded at year end as vacation is earned on a calendar year basis and no carry over provision for any unused vacation exists.

Accounts Receivable

Accounts receivable are comprised of receivables for placement fees and distribution fees, retainers, and expense reimbursements. Certain placement fees are paid over multiple years and are discounted to reflect net present value. The Company evaluates collectibility of its accounts receivable and determines if an allowance for uncollectible accounts is necessary based on historical payment information or known customer financial concerns. As of December 31, 2015, the Company did not deem an allowance for uncollectible accounts to be necessary.

Fair Value Measurements

The Company applies fair value accounting for its financial assets and liabilities in accordance with U.S. GAAP. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities, which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurements and assumptions that market participants would use in pricing the asset or liability.

Certain financial instruments, which are not carried at fair value, are carried at amounts that approximate fair value due to their nature and generally negligible credit risk.

The Company accounts for certain investments in general partner interests in which it lacks significant influence using the cost method of accounting (see Note 4).

Significant Customers

The Company derives almost all its revenues from two clients and there is a concentration of receivables at December 31, 2015 associated with these clients, making up 95.5% of the receivable balance as of December 31, 2015.

Income Taxes

The Company is a limited liability company and is treated as a partnership for federal and state income tax purposes. As such, the members are individually liable for reporting their share of the Company's net income or net loss.

In accordance with ASC 740, *Income Taxes*, management has analyzed the Company's tax positions taken with respect to all applicable income tax issues for all open tax years from 2012 to 2015 (in each respective jurisdiction), and has concluded that no provision for income tax is required in the Company's financial statement.

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense. To date, the Company has not identified or recorded any unrecognized tax benefits.

2. Related Party Transactions

Morgan Creek made $77,525 of purchases on behalf of the Company during 2015. The Company has reimbursed Morgan Creek $66,612 for these purchases with an additional $11,507 currently included in "Accounts payable and accrued expenses" on the statement of financial condition.

As of December 31, 2015, the Company's due from related party consisted of $296,798 due from Morgan Creek, of which $294,656 is included in the table below.

The Company records fees that are receivable over a period of more than twelve months at amounts that are net of imputed interest. Interest has been imputed at rates ranging from 3.25% to 3.28% per annum. During 2015, the Company recognized interest income of approximately $6,000.

The approximate future collections of such receivables, as of December 31, 2015, are summarized as follows:

Year Ending December 31,		
2016	$	84,000
2017		84,000
2018		84,000
2019		66,000
2020		45,000
		363,000
Less discount		68,344
	$	294,656

The above fees receivable are paid to a registered representative once they are collected. The Company records the fees that are payable to the registered representative in the same manner with the same imputed interest rates. Interest expense on the accrued commission payable amounted to approximately $6,000 in 2015.

Employee Benefit Plan

Morgan Creek sponsors a tax-qualified plan (the "Plan") for its personnel and the personnel of the Company. The Plan consists of a defined contribution profit sharing component and a deferred contribution. Contributions are made to the profit sharing component by the Company, subject to approval by the Company. The contribution amounts are not reduced by participant

contributions, which are made through salary or bonus reductions. For the year end December 31, 2015, $7,514 is included in “Accrued compensation and benefits” on the accompanying Statement of Financial Condition.

3. Regulatory Net Capital Requirement

The Company is subject to the SEC’s Uniform Net Capital Rule, Rule 15c3-1, which requires the Company to maintain minimum net capital, as defined, as the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2015, the Company had regulatory net capital of $1,064,214 and a required minimum regulatory net capital of $14,738.

4. Commitments

The Company has a commitment to contribute up to $78,802 to the general partner of two venture capital funds that it marketed. The capital commitment relates to the Company’s ownership interest in potential carried interest from these funds. The Company is a minority owner in the general partner with no operational or management responsibilities. Through December 31, 2015, $4,531 in capital has been called.

5. Subsequent Events

The Company has evaluated subsequent events for the year ended December 31, 2015 through the date the financial statements were available to be issued. No events or transactions have occurred or are pending that would have a material effect on the financial statements at that date or for the period then ended.

Morgan Creek Capital Distributors, LLC

Contents

Morgan Creek Capital Distributors, LLC

Statement of Financial Condition

As of December 31, 2015

Morgan Creek Capital Distributors, LLC

Statement of Financial Condition

As of December 31, 2015

FILED PURSUANT TO RULE 17a-5(e)(3) OF THE SECURITIES EXCHANGE ACT OF 1934 AS A PUBLIC DOCUMENT.